FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 24, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 24, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON ANNOUNCES FURTHER DETAILS OF 20% INCREASE IN ORE

RESERVES AT ALUMBRERA

Vancouver, BC – As a result of a review by the British Columbia Securities Commission, Wheaton River Minerals Ltd. (“Wheaton”) (AMEX: WHT; TSX: WRM) is pleased to provide additional detail on the expansion of Ore Reserves at the Minera Alumbrera mining operations in Argentina, as originally reported in the Company’s press release of June 22, 2004.

As a result of the current drilling campaign, additional production history and updated commodity prices, Wheaton’s 37.5% share of the Ore Reserves at Minera Alumbrera are reported as follows;

Wheaton Share (37.5%) as of March 31, 2004	Tonnage (million tonnes)	Gold Grade (g Au/t)	Contained Gold (million oz)	Copper Grade (%)	Contained Copper (,000 tonnes)
Proved In Pit	101	0.59	1.91	0.53%	533
Proved Stockpiles	40	0.42	0.54	0.36%	144
Probable In Pit	10	0.42	0.14	0.41%	42
Proved and Probable	151	0.53	2.58	0.48%	719

Notes:

1.

Ore Reserves have been calculated as of March 31, 2004 in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code), which for reporting purposes is considered equivalent and comparable to the Canadian Institute of Mining, Metallurgy and Petroleum’s National Instrument 43-101.

2.

Reserves were calculated using a gold price of US$ 350 per ounce and US$ 0.90 per pound of copper.

3.

Appropriate operating costs and recovery rates from the operation were utilized.

4.

Data shown is Wheaton River’s 37.5% share of total reserves at Minera Alumbrera.

5.

The Qualified Person for the mineral reserve as defined by the JORC code is C.R. (Randy) Van Order, P.Eng., an employee of Minera Alumbrera Ltd.

Using commodity prices of US$350 per ounce of gold, US$5.50 per ounce of silver, and US$0.90 per pound of copper, this update results in a 12% increase in the gross value of Wheaton’s reserves, and a 6% increase in the gross value of Wheaton’s reserves and resources.

As previously stated, Minera Alumbrera will continue the intensive in-pit resource definition program with the objective of adding further ore reserves. Another update of Ore Reserves is expected in the second half of the year based on further drill results and a recently completed geotechnical study that optimizes final pit slopes.

For further information please contact Investor Relations at (604) 696-3011 or email ir@wheatonriver.com.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.